EXHIBIT 4(b)


                      [Letterhead of CH Energy Group, Inc.]






Dear Investor:

        We are pleased to announce the CH Energy Group, Inc. Stock Purchase Plan administered by First Chicago Trust Company of New York, a division of EquiServe. This Plan incorporates some very exciting features and provides you with a cost-effective way to purchase shares of CH Energy Group Common Stock.

        CH Energy Group shareholders of record are eligible to utilize any of the Plan's features at any time. And, new investors can purchase their first shares of CH Energy Group Common Stock directly through the Plan.

        The Plan is described in the enclosed Prospectus and Flyer, which provide a detailed explanation of the Plan and its terms and conditions. To participate in the Plan, simply complete, sign, and mail the enclosed form to EquiServe in the envelope provided. IF YOU ARE NOT PRESENTLY A CH ENERGY GROUP SHAREHOLDER OF RECORD, BE SURE TO INCLUDE YOUR CHECK OR MONEY ORDER OF $100, OR COMPLETE THE BANK ACCOUNT AUTOMATIC DEDUCTION AUTHORIZATION, FOR YOUR INITIAL PURCHASE OF CH ENERGY GROUP COMMON STOCK. If your shares are held through a broker, you may participate in the Plan by instructing your broker to transfer your shares through the Direct Registration System (see the Prospectus caption - "Description of the Plan - Enrollment Procedures").

        CH Energy Group values its shareholders, and we hope that you will find the Plan to be an attractive means for safekeeping your shares and increasing your investment. Participation in the Plan is voluntary. If you have any questions or need additional information, please call EquiServe toll free at 1-800-428-9578 (Internet address "http://www.equiserve.com").

                                   Sincerely,


                                    ---------------------------

PJG:lan
Enclosure